# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: AMG BBH Asset-Backed Credit Fund, LLC, CIK 0002097545
CUSIP: 03116N203, 03116N302, 03116N104
Title of class of securities: Class I, Class M, and Class S Units of Beneficial Interest
Address of issuer's principal executive offices: 680 Washington Boulevard, Suite 500, Stamford, Connecticut (CT), 06901
Date of event which requires filing of this statement: 09/29/2026
Filed by CIK 0002073844
Persons authorized to receive notices and communications: Kavita Padiyar, AMG New York Holdings Corp., 600 Hale Street, Prides Crossing, Massachusetts (MA), 01965, 617-747-3300

## Reporting persons
- AMG New York Holdings Corp. (CIK 0002073844): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 1,822,463.82; shared voting power 0; sole dispositive power 1,822,463.82; shared dispositive power 0; aggregate amount beneficially owned 1,822,463.82 (35.3% of the class)
  Comment: Comment: Cover pages are limited to one class of security. The cover page of this Schedule 13D filing relates to the Class S Units of Beneficial Interest outstanding as of the date of this filing. This Schedule 13D relates to the following classes of securities of AMG BBH Asset-Backed Credit Fund, LLC a Delaware limited liability company registered under the Investment Company Act of 1940, as amended, as a closed-end, non-diversified, management investment company (the "Issuer"): Class I Units of Beneficial Interest (the "Class I Units") with CUSIP 03116N203, Class M Units of Beneficial Interest (the "Class M Units") with CUSIP 03116N302, and Class S Units of Beneficial Interest (the "Class S Units") with CUSIP 03116N104. As of the date hereof, AMG New York Holdings Corp. directly owns 10,000 Class I Units representing 100% of the Class I Units outstanding; 10,000 Class M Units representing 100% of the Class M Units outstanding; and 1,822,463.816 Class S Units representing 35.25% of the Class S Units outstanding. This comment shall serve as full disclosure of the beneficial ownership of the securities of the Issuer. See item 5.

## Item 1. Security and Issuer
Title of class of securities: Class I, Class M, and Class S Units of Beneficial Interest
Name of issuer: AMG BBH Asset-Backed Credit Fund, LLC
Address of issuer's principal executive offices: 680 Washington Boulevard, Suite 500, Stamford, Connecticut (CT), 06901
Comment: This Amendment No. 3 ("Amendment No. 3") amends and supplements the initial Schedule 13D filed with the Securities and Exchange Commission on July 14, 2026, as amended by Amendments No. 1 and No. 2 filed with the Securities and Exchange Commission on July 24, 2026 and July 31, 2026, respectively (the "Schedule 13D"), relating to units of beneficial interest of AMG BBH Asset-Backed Credit Fund, LLC, a Delaware limited liability company registered under the Investment Company Act of 1940, as amended, as a closed-end, non-diversified, management investment company (the "Issuer"), designated as the Class I Units of Beneficial Interest (the "Class I Units"), Class M Units of Beneficial Interest (the "Class M Units") and Class S Units of Beneficial Interest (the "Class S Units" and collectively, the "Units") of the Issuer. Except as set forth herein, the Schedule 13D remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented to add the following:

On September 29, 2026, the Issuer issued 280,701.754 Class S Units to the Reporting Person for an aggregate purchase price of: $3,200,000.00, or $11.40 per Class S Unit.

The Class S Units were purchased using working capital of the Reporting Person.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(c) of the Schedule 13D are hereby amended and restated in their entirety as follows:

The information set forth in Items 3 and 6 of the Schedule 13D is hereby incorporated by reference into this Item 5.

As of the date hereof, the Reporting Person directly owns 10,000 Class I Units representing 100% of the Class I Units outstanding; 10,000 Class M Units representing 100% of the Class M Units outstanding; and 1,822,463.816 Class S Units representing 35.25% of the Class S Units outstanding. Calculation of the percentage of Class S Units beneficially owned is based on 5,170,428.129 Class S Units outstanding as of the date hereof, as disclosed by the Issuer to the Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose: See 5(a) above.
Transactions in the class effected during the past sixty days: Information set forth under Item 3 of the Schedule 13D is incorporated by reference herein. Except as set forth in the Schedule 13D, the Reporting Person has not effected any transaction in the Class I, M or S Units since the filing of Amendment No. 2 with the Securities and Exchange Commission on July 31, 2026.

## Signatures
- AMG New York Holdings Corp.: By: /s/ Kavita Padiyar, Kavita Padiyar, President and Secretary (10/01/2026)